Exhibit 99.2

Execution Version

August 2, 2024

Crown LNG Holdings Limited

3rd Floor, 44 Esplanade

St. Helier, Jersey

JE4 9WG

Re:	Resignation from Chairman position held at Crown LNG Holdings Limited (the “Company”)

Dear Sir or Madam:

It is with optimism that I write to formally resign from my position as Chairman of the Company, effective immediately.

After thoughtful consideration, the Nomination Committee and I have agreed that it is in the best interest of the Company for the position of Chairman to be filled by an independent director. I confirm that I have no disagreement or claim against the Company, and this was not a result of any disagreement with the Company relating to its operations, policies or practices. My transition from Chairman to Director will improve the governance and efficiency of the Company. I look forward to continuing to work alongside you all in my ongoing role and as a Director.

Thank you and let me know how I can assist during this transition period and beyond.

Sincerely,

/s/ Jørn Husemoen
Name: Jørn Husemoen